September 19, 2005 Positioned in High-Growth Texas Markets Filed by Compass Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Compass Bancshares, Inc. Commission File No. 01-31272 Dated: September 19, 2005

Private Securities Litigation Reform Act of 1995 Forward-Looking Statement Disclosure This presentation contains forward-looking statements about Compass Bancshares, Inc. ("Compass"), TexasBanc Holding Co. ("TexasBanc") and/or the combined company that involve inherent risks and uncertainties. These forward looking statements may include, among others, statements about expectations, strategic objectives, business prospects, plans, anticipated expenses and expense savings and financial results, future performance and other similar matters of Compass, TexasBanc and/or the combined company. Statements using such words as "may", "will", "expect", "could", "should" "would", "estimate", "believe", "plan", "anticipate", and similar expressions are forward looking statements and are subject to numerous assumptions, risks and uncertainties. A variety of factors may affect the operations, performance, business strategy and results of Compass, TexasBanc and/or the combined company and could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors include, but are not limited to, the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of TexasBanc shareholders to approve the merger; the risk that Compass and TexasBanc may not effect the proposed merger; the risk that Compass and TexasBanc will not be able to successfully integrate TexasBanc, including integration of information systems and retention of key personnel; the risk that the cost savings and revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; financial market volatility; the strength of the U.S. and Texas economies in general and the strength of the local economies in which Compass, TexasBanc and/or the combined company conduct operations and may be different than expected resulting in deteriorating credit quality or a reduced demand for credit; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; unanticipated regulatory or judicial proceedings or rulings; the impact of changes in accounting principles; actions and initiatives by current and potential competitors; the ability to retain key personnel; the failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities; and acts of terrorism or war. Additional factors that could cause Compass' and TexasBanc's results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Reports on Form 10-K of Compass, and in the Quarterly Reports on Form 10-Q of Compass filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this press release speak only as of the date of the filing, and Compass and TexasBanc do not undertake any obligation to update any such forward-looking statements to reflect new or changed events. Compass will file a registration Statement on Form S-4 that will include a proxy statement of TexasBanc and a prospectus of Compass and other relevant documents concerning the proposed merger with the Securities and Exchange Commission. Shareholders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Compass and TexasBanc, without charge, at the Securities and Exchange Commission's web site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ed Bilek, Compass Bancshares, Inc, 15 South 20th Street, Birmingham, AL, 35233, telephone 205-297-3331, or to Charles Cox, TexasBanc Holding Company, Inc., 2525 Ridgmar Boulevard, Fort Worth, TX, 76116, telephone 817-560-6400. 1

Pro Forma Total Assets - $31.1 billion Total Loans - $21.3 billion Total Deposits - $19.6 billion Denver Albuquerque Tucson Phoenix San Antonio Austin Dallas/Ft. Worth Houston Mobile Montgomery Birmingham Gainesville Huntsville Jacksonville A Southwestern Powerhouse 163 offices in Texas 89 offices in Alabama 73 offices in Arizona 42 offices in Florida 32 offices in Colorado 10 offices in New Mexico 409 offices Combined At June 30, 2005 2

1 Based on Compass' 10-day average closing stock price through September 15, 2005 Form of Consideration Approximately 50% stock/50% cash Stock/Cash Election Shareholders to elect between Compass common stock and cash subject to proration Implied Aggregate Value $464 million1 Stock component Approximately 5 million Compass shares on a fixed exchange basis Cash component Approximately $232 million Tax Structure Intended to qualify as a tax-free reorganization Accounting Structure Purchase Walk-Away/Caps/Collars None Termination Fee None Transaction Summary 3

Transaction Summary Management Vernon Bryant will become Regional President - Fort Worth Due Diligence Completed Anticipated Closing First quarter 2006 following shareholder and regulatory approvals Systems Conversion Early second quarter 2006 4

Transaction Rationale

Strategic Rationale	◆Establishes a strong Fort Worth-based bank with a respected partner ◆Creates 5th largest bank in Texas with a #4 market share in the Metroplex ◆Further establishes Compass as a primarily Texas-based franchise with 43% of its deposits in Texas ◆Enhances Compass' top-tier growth profile ◆Combines Compass' retail expertise with TexasBank's small and medium-size business lending capabilities
Low Risk	◆Complimentary in-market transaction ◆Compass has significant integration experience – 52 acquisitions since 1987 ◆Strong cultural fit ◆Little, if any, closure of banking centers and continuity of TexasBank's business model
Financially Sensible	◆Accretive to cash EPS and GAAP EPS in 2006 and thereafter ◆Reasonable transaction assumptions given in-market transaction ◆Acceptable Internal Rate of Return

Compass Bancshares

TexasBank

5

Overview of TexasBank Source: Company filings Established in 1889 Largest independent commercial bank headquartered in Fort Worth 3rd largest independent bank in Dallas-Fort Worth-Arlington MSA Known for customer service, business banking acumen and community involvement 24 banking centers $1.6 billion in assets 6

Enhances Footprint in Metroplex and Creates Strong fort Worth Bank Combined Dallas-Fort Worth-Arlington Franchise Source: FDIC Summary of Deposit data as of June 30, 2004; pro forma for announced/completed transactions. Excludes USAA and Countrywide 7

Primarily a Texas-Based Franchise1 Almost 43% of Deposits are in Texas TX AZ FL CO NM AL Deposits 0.427 0.13 0.087 0.033 0.016 0.307 TX AZ FL CO NM AL Deposits 0.399 0.178 0.103 0.078 0.024 0.218 78% of Banking Centers are in High-Growth States States with Projected Household Growth Above US Average States with Projected Household Growth Below US Average At June 30, 2005 1 Pro forma Compass and TexasBank 8

Texas - A Significant Growth Market 8th largest economy in the world - Gross State Product forecasted to reach $925 Billion in 2005 Excellent business climate Ranked #1 by Site Selection magazine No state income tax Strong job growth 119,400 jobs added in 2004 approximately 150,000 new jobs anticipated in 2005 Approximately two-thirds of Texas economic activity occurs in Dallas-Fort Worth and Houston Dallas-Fort Worth-Arlington population represents the largest market in the Southern U.S. and 9th largest in the nation Fort Worth is the 5th fastest growing city of 100,000 or more citizens behind Phoenix, Los Angeles, San Antonio and Las Vegas Texas 5-year projected market deposit growth of $70-80 billion Source: Site Selection Magazine, Texas Comptroller, Texas Workforce Commission, Stephens Inc., U.S. Census Bureau 9

Highly Attractive Markets 2005-2010 Projected Household Growth Rate Source: SNL Securities 8 out of 9 pro forma market positions in higher growth MSAs Houston Dallas- Fort Worth-Arlington Birmingham Phoenix Jacksonville Austin Tucson Denver San Antonio Huntsville 0.142 0.133 0.049 0.158 0.146 0.158 0.106 0.097 0.103 0.063 U.S. Avg. = 6.8% Deposits ($mm) 2,902 3,619 2,094 1,118 905 819 686 622 593 Rank 5 4 4 6 4 4 4 8 7 10

Top Demographic Profile Among Peers1 Large MSAs defined as having over 100,000 households High growth markets defined as large MSAs with projected 2005-2010 household growth rates higher than the US average 1 Banks with market caps between $5 and $15 billion Source: SNL Financial Pro Forma Compass ZION / ABNK SNV ASO FHN MI HBAN UB CMA MTB KEY BNK 0.113 0.11 0.091 0.086 0.077 0.065 0.064 0.057 0.055 0.037 0.034 0.033 Weighted Average 2005-2010 Household Growth in Large MSAs 68% of Deposits in Large, High-Growth Markets U.S. Avg. = 6.8% 11

Common Strengths Small Business Middle Market Corporate Real Estate Mortgage Banking Wealth Management Property & Casualty Insurance Treasury Management Correspondent Banking Energy Retail Distribution System Retail Credit Product Set Discount Brokerage Mutual Funds/Annuities Debit/Credit Card Merchant Processing FRMG Products* Small Business Middle Market Corporate Real Estate Mortgage Banking Wealth Management Property & Casualty Insurance Wealth Management Property & Casualty Insurance Retail Distribution System Retail Credit Product Set Discount Brokerage Mutual Funds/Annuities Debit/Credit Card Merchant Processing FRMG Products* Small Business Middle Market Corporate Real Estate Mortgage Banking Treasury Management Correspondent Banking Energy Treasury Management Correspondent Banking Energy Retail Distribution System Retail Credit Product Set Discount Brokerage Mutual Funds/Annuities Debit/Credit Card Merchant Processing FRMG Products* Complementary Strengths Combined Strengths Complementary Strengths 12

Focused on Customer Service Compass and TexasBank share a common core operating philosophy Superior Customer Service Competitive "big bank" product set Delivered with a community bank feel Empowered local decision makers Quick decisions made within local markets Instill a commitment to service Train, measure and incent employees for superior service 13

In-market acquisition very consistent footprint, customer base and business lines Reasonable synergies given overlap no disruption to customer contact personnel detailed bottom-up analysis Significant integration experience 52 acquisitions adding $9.3 billion in assets to Compass Similar cultures focused on building customer relationships through superior personal service Strong credit quality consistent performance that compares favorably to peers three primary rating agencies upgraded ratings/raised outlook for Compass over past two years Integrates key TexasBank executives in significant roles well respected and proven management team focused on building shareholder value Low-Risk Transaction 14

Expected Cost Savings Phased-in 70% in 2006 and 100% thereafter Revenue Enhancements None assumed, though significant opportunities have been identified Estimated One-Time Expenses $36 million ($6 million pre-tax, expensed) Divestitures None Core Deposit Intangible Estimated CDI rate of 3% on core deposits; amortized on an accelerated basis over 10 years Expected Closing First quarter 2006 following shareholders and regulatory approvals1 Systems Conversion Early second quarter 2006 Financial Assumptions 1 Financial assumptions are based on a January 2006, closing date 15

Expected Financial Impact 2006E 2007E Compass Net Income1,2 $448 $497 TexasBank Net Income1,2 25 28 Total Net Income 473 525 Adjustments, After-Tax 3 (6) (1) Pro Forma Net Income $467 $524 In millions 1 Compass net income is based on I/B/E/S estimates and TexasBank net income is based on Compass' current estimated forecast 2 Excluding one-time expenses 3 Net effect of cost savings, one-time expenses, intangible amortization and funding costs 16

Expected Financial Impact 2006E 2007E Pro Forma Diluted Shares Outstanding 132 133 Pro Forma EPS $3.55 $3.95 Compass Standalone GAAP EPS 3.54 3.89 Accretion/(Dilution) (%) 0.3 1.5 Pro Forma Cash EPS $3.60 $4.01 Compass Standalone Cash EPS 3.57 3.92 Accretion/(Dilution) (%) 0.8 2.3 Shares in millions Note: Compass net income is based on I/B/E/S estimates and TexasBank net income is based on Compass' current estimated forecast 17

Opportunity for Multiple Expansion Price/2005E GAAP EPS Notes: 1 Includes City National (CYN), Commerce Bancorp (CBH), Commerce Bancshares (CBSH), Cullen/Frost Bankers (CFR), Marshall & Ilsley (MI), Mercantile Bancshares (MRBK) and Zions Bancorp (ZION) 2 Includes Cullen Frost (CFR), Texas Regional Bancshares (TRBS), Sterling Bancshares (SBIB), Prosperity Bancshares (PRSP) and Texas Capital Bancshares (TCBI) Source: First Call, as of 9/9/05 18

Compound Annual Growth Rates (1994-2004) 1 Year 5 Year 10 Year EPS 10% 10% 11% DPS** 12% 10% 11% '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05E* Dividends per share 0.41 0.5 0.57 0.63 0.7 0.8 0.88 0.92 1 1.12 1.25 1.4 Earnings per share 1 1.12 1.23 1.38 1.52 1.82 1.9 2.11 2.42 2.69 2.95 3.24 Proven Track Record Figures have been restated for pooling-of-interests and stock splits. * Based on street mean estimate for 2005 as of September 16, 2005 ** In February 2005 Compass announced a 12 percent increase in the cash dividend representing and indicated annual dividend rate of $1.40 19

CBSS SBIT BAC WM WB CFR ZION WFC CMA JPM CBSS 1.7975 1.2594 1.003 0.8659 0.8247 0.7032 0.4939 0.4844 0.2298 -0.1079 Compass (CBSS), Summit Banchsares (SBIT), Bank of America (BAC), Washington Mutual (WM), Wachovia (WB), Cullen Frost (CFR), ZIONs (ZION), Wells Fargo (WFC), Comerica (CMA), JPMorgan Chase (JPM) Source: Bloomberg, 9/29/00 - 8/31/05 Building on a Record of Creating Shareholder Value 5 Year Total Shareholder Return 20

A Southwestern Powerhouse Conclusion Significantly enhanced scale and scope; particularly in Fort Worth-Arlington #4 in deposit market share in Metroplex; doubles presence in Fort Worth Solidifies a primarily Texas-based franchise Top demographic profile among peers Complementary strengths and common core operating philosophy Low-risk transaction Financially attractive Significant opportunities for revenue enhancements 21

Appendix

Recent Transaction Pricing Comparison Source: Highline Data LLC In-line with recent acquisitions of high performing Texas banks located in major metropolitan markets A-1

Combined Balance Sheet At June 30, 2005 Compass TexasBank Combined Loans $20,050 $1,301 $21,351 Securities 7,104 150 7,254 Other Assets 2,349 166 2,515 Total Assets 29,503 1,617 $31,120 Deposits 18,213 1,359 19,572 Borrowings 8,834 118 8,952 Other Liabilities 278 15 293 Total Liabilities 27,325 1,492 28,817 Common Equity 2,178 125 2,303 Total Liabilities and Equity 29,503 1,617 31,120 A-2 Source: Company reports at June 30, 2005; in millions

Combined Loan Portfolio Source: Company reports at June 30, 2005; in millions A-3 At June 30, 2005 Compass TexasBank Combined Commercial $ 3,786 $ 178 $ 3,964 Real Estate Construction 3,481 359 3,840 Real Estate Commercial 4,086 529 4,615 Total Commercial 11,353 1,066 12,419 Real Estate Mortgage 4,345 176 4,521 Consumer Credit Cards 512 4 516 Consumer - Indirect 3,427 - 3,427 Consumer - Direct 413 55 468 Total Consumer 8,697 235 8,932 Total Loans $20,050 $1,301 $21,351